NOTICE DECLARING INTENTION TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101 SHORT FORM PROSPECTUS

DISTRIBUTIONS ("NI 44-101")

September 3, 2010

To: The British Columbia Securities Commission, and

The Alberta Securities Commission

Clifton Star Resources Inc. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101.  The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Issuer.

Clifton Star Resources Inc.

(s) Harry Miller

Harry Miller

President and Chief Executive Officer